Jardines

JARDINE MATHESON HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2963

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

By Airmail

04012856

4th February 2004

04 FEB 18 AM 7:21

SUPPL

Securities & Exchange Commission
Office of Int'l Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C.20549
U.S.A.

Dear Sirs

Jardine Matheson Holdings Limited

We enclose for your information a notification dated 4th February 2004 in respect of the above Company which was lodged with the UK Listing Authority today.

Yours faithfully
JARDINE MATHESON LIMITED

PROCESSED
FEB 19 2004
THOMSON FINANCIAL

Neil M McNamara
Group Corporate Secretary

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Company	Jardine Matheson Hldgs Ld
TIDM	JAR
Headline	Notice of Results
Released	09:13 4 Feb 2004
Number	9895U

JARDINE MATHESON HOLDINGS LIMITED
2003 FINAL RESULTS ANNOUNCEMENT DATE

Please be advised that the meeting date at which the final results and dividend for the year ended 31st December 2003 of the above Company will be considered is Wednesday, 25th February 2004.

Neil M McNamara, Jardine Matheson Limited
for and on behalf of Jardine Matheson Holdings Limited

4th February 2004

www.jardines.com

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